# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skeena Resources Ltd, CIK 0001713748
CUSIP: 83056P715
Title of class of securities: Common shares, without par value
Address of issuer's principal executive offices: SUITE 650, 1021 WEST HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 0C3
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001839497

## Reporting persons
- Helikon Investments Limited: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 8,930,424; sole dispositive power 0; shared dispositive power 8,930,424; aggregate amount beneficially owned 8,930,424 (8.31% of the class)
- Federico Riggio: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Italy (L6); sole voting power 0; shared voting power 8,930,424; sole dispositive power 0; shared dispositive power 8,930,424; aggregate amount beneficially owned 8,930,424 (8.31% of the class)

## Item 1. Issuer
Name of issuer: Skeena Resources Ltd
Address of issuer's principal executive offices: 1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada

## Item 2. Person Filing
Name of person filing:
(i) Helikon Investments Limited, a United Kingdom public limited company ("Helikon UK"), with respect to the common shares, without par value (the "Common Shares") of Skeena Resources Ltd., a Vancouver corporation (the "Company"), directly held by Helikon Long Short Equity Fund Master ICAV (the "Helikon Fund") managed by Helikon UK; and

(ii) Federico Riggio ("Mr. Riggio", and together with Helikon UK, the "Reporting Persons"), with respect to the Common Shares directly held by the Helikon Fund.
Address of principal business office or, if none, residence:
(i) Helikon UK; 17 Waterloo Place, London, SW1Y 4AR.

(ii) Mr. Riggio 17 Waterloo Place, London, SW1Y 4AR.
Citizenship: Helikon UK is a United Kingdom public limited company organized under the laws of the United Kingdom. Mr. Riggio is a citizen of taly.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Helikon UK is an investment manager, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 107,456,756 shares of Common Stock outstanding as of November 13, 2024, as reported in Exhibit 99.2 to the Company's Foreign Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2024.
Percent of class: 8.31
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Helikon UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Helikon Investments Limited: /s/ Paul McLernon, Paul McLernon, Director (01/24/2025)
- Federico Riggio: /s/ Federico Riggio, Federico Riggio, Individually (01/24/2025)